SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number:  333-225606

ALTAGAS LTD.

(Translation of Registrant’s Name into English)

1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (333-225606).

EXHIBIT INDEX

99.1                        Material Change Report dated November 23, 2018.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTAGAS LTD.

Date: November 26, 2018

	By:	/s/ Brad Grant
Name: Brad Grant
Title: Executive Vice President, Chief Legal Officer